SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

David E. Hertzel, Esq.

General Counsel

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copy to:

Aileen C. Meehan, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following Frequently Asked Questions communication with employees was posted in the intranet site of Accredited Home Lenders Holding Co. on June 15, 2007:

FREQUENTLY ASKED QUESTIONS

LONE STAR TRANSACTION ANNOUNCED JUNE 4, 2007

Certain affiliates of Lone Star Funds have agreed to acquire all of the common stock of Accredited Home Lenders Holding Co. (LEND) for $15.10 per share. This document attempts to answer certain questions that Accredited employees have asked regarding the impact of the transaction.

General Information

1.	Who is Lone Star?

Lone Star is part of a global private equity group based in Dallas with affiliates in, among other places, London, Tokyo, Taipei, Dublin, Berlin and Bermuda. The Lone Star family of funds has raised more than $13.3 billion to invest globally and has closed more than 500 public and private transactions at an aggregate purchase price of approximately $20 billion.

Lone Star is an investment fund that seeks to invest in companies and management teams that it believes will produce a satisfactory return. It is not a mortgage company that intends to manage Accredited’s business as part of a larger mortgage lending group. We are very pleased that Lone Star has chosen Accredited as one of its investments, thereby aligning the company with a very strong and experienced partner that brings the capital needed to succeed in the mortgage industry.

2.	Why did we accept an offer for the common stock of the company?

As we have been stating publicly, we have been considering a variety of strategic options to enhance our liquidity, take advantage of opportunities in the market, and build for the future. While many of the well-documented steps that we took throughout 2007 prevented us from suffering the same fate as over 50 of our competitors, an alliance with a strong partner is, we believe, the best alternative to ensure the long-term success of the company. We believe that Lone Star is exactly that kind of partner for the future.

In addition, as a public company, we are stewards of other people’s money, a duty that we take very seriously. With this transaction, we are delivering on our responsibility to act in the best interest of all of our stockholders. After consideration of available alternatives, we believe that our transaction with Lone Star will deliver the best outcome for all of Accredited and its employees.

3.	How will the acquisition of the common stock of the company by Lone Star affect our business?

This transaction means that Accredited can go forward with its business as before, but with greater access to capital and resources for the future. Lone Star has stated that one of their highest priorities is the retention of Accredited’s superior management, staff and culture. You should each take this transaction as a compliment to the value you bring to Accredited every day, and embrace this change as a positive new opportunity for you and the company.

4.	When will the acquisition of the common stock of the company by Lone Star be completed?

We expect the transaction to be completed some time in the third quarter of this year, but a specific closing date has not been established.

5.	The news release distributed on June 4 stated that Accredited entered into a merger agreement with Lone Star. How is this merger different from the merger of Accredited and Aames last year?

The transaction between Aames and Accredited was a combination of two non-prime mortgage companies. Lone Star is not a mortgage company, but rather an investment fund without a similar or competing mortgage origination and servicing capability. They are investing in Accredited in order to participate in the non-prime and Alt-A mortgage opportunities. Any changes to Accredited before, during and after the merger will be the result of our ability to manage and run a successful mortgage company, just like it has been since we were founded in 1990.

Stock-Related Information—Owned Stock

6.	I still own some stock acquired through the Employee Stock Purchase Plan, the Deferred Compensation Plan, stock option exercise or purchased on the open market. What are my alternatives?

All stockholders of LEND will receive information regarding Lone Star’s tender offer, including instructions on how to accept the offer and the consequences of not accepting the offer. Stockholders who tender their shares to Lone Star will receive cash in the amount of $15.10 for each share tendered. For example, if you own 100 shares and you receive $15.10 per share, you will receive $1,510 in cash. If Lone Star acquires 90% or more of the outstanding shares in the tender offer, any shares that are not tendered will also be cashed out promptly at $15.10 per share. Payment for shares will be made shortly after the conclusion of the tender offer. If Lone Star acquires more than 50% of the common stock through the tender offer, but less than 90%, a special meeting of stockholders will be required in order to approve the transaction necessary to cash out the remaining outstanding shares. If you are not a company insider (defined below) or otherwise in the possession of material, non-public information regarding the company, you are free to sell your stock on the open market at any time prior to completion of the merger. Company insiders are individuals who have been identified as likely to possess material non-public information about the company. Company insiders are independently notified of their insider status, and they may not sell stock on the open market except during an open trading window.

7.	How will the sale of my stock affect my tax situation?

The tax consequences from a sale of stock can be complicated and vary by individual. Please consult a tax professional regarding your personal tax situation.

Stock-Related Information—Stock Options

8.	How will this transaction affect my Accredited stock options? What happens to options that have been awarded to me, but are not vested?

The agreement with Lone Star provides that all unvested stock options will become fully vested immediately before the merger. Then, as part of the merger, all outstanding “in the money” stock options will be cashed out for the difference between $15.10 and the exercise price of the stock option. Stock options are “in the money” if the exercise price is below $15.10 per share. For example, if you have an option to purchase 100 shares for $8 per share, you would receive the difference between $8 and the $15.10 offer price ($7.10 per share) times 100 shares or $710, subject to tax withholding. Stock options that are not “in the money” will be cancelled.

9.	How will the proceeds from my stock options be taxed?

In general, all proceeds from the cash-out of stock options will be taxed as ordinary income for federal income tax purposes. For state tax information and further information on the impact on your personal tax situation, please consult a tax professional.

10.	Can I exercise my options prior to the completion of the Lone Star tender offer?

Holders of “in the money” options have previously been advised that stock options cannot be exercised until our 2006 10-K and other required SEC filings are filed with the SEC. If all of our required SEC filings are filed before the completion of the Lone Star tender offer, vested stock options may be exercised if desired.

11.	Will additional stock option grants be awarded for the second quarter of 2007?

There will be no additional stock option grants prior to the close of the transaction. Whether we will have stock-related incentive plans following the merger and the terms of any such plans are topics we’ll be addressing in the coming months, and we’ll advise of any decisions as they are made.

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We encourage you to submit questions to the “Tell Me More” inbox on the intranet. Please understand that this type of communication requires an extensive review and approval process which may delay or preclude us from answering certain questions about the transaction. We will try to answer future questions as soon as possible and ask for your patience and understanding throughout this process.

Forward Looking Statements

Certain matters discussed in this release, including without limitation completion of the tender offer and merger and any expected benefits of the merger, constitute forward-looking statements within the meaning of the federal securities laws. Completion of the tender offer and merger is subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this release will be completed. In addition, actual results and the timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors, including but not limited to, the risk factors and other disclosures contained in Accredited Home Lenders Holding Co.’s annual reports on Form 10-K for the period ended December 31, 2005, its reports on Form 10-Q for the first, second and third quarters of 2006, and the other disclosures contained in documents filed by the Company with the SEC. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this release when they become available because they will contain important information. The tender offer statement will be filed by Lone Star with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Accredited with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.